Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

January 7, 2013

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:
SandRidge Energy, Inc. ("SandRidge" or the "Company")
Preliminary Consent Statement On Schedule 14A
Filed December 26, 2012 by TPG-Axon Partners, LP, Dinakar Singh, et al.
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed November 30 and December 6, 10, 11 and 26, 2012 by TPG-Axon Partners, LP, Dinakar Singh, et al.
File No. 001-33784

Dear Mr. Hindin:

On behalf of TPG-Axon Partners, LP, TPG-Axon Management LP, TPG-Axon Partner GP, L.P., TPG-Axon GP, LLC, TPG-Axon International, L.P., TPG-Axon International GP, LLC, Dinakar Singh LLC and Dinakar Singh (collectively, "TPG-Axon"), Stephen C. Beasley, Edward W. Moneypenny, Fredric G. Reynolds, Peter H. Rothschild, Alan J. Weber and Dan A. Westbrook (collectively, together with Dinakar Singh, the "Nominees" and, together with TPG-Axon, the "Filing Persons"), we are responding to your letter dated January 3, 2013 (the "SEC Comment Letter") in connection with the Preliminary Consent Statement on Schedule 14A filed on December 26, 2012 (the "Preliminary Consent Statement"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below.  For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, TPG-Axon is filing a revised Preliminary Consent Statement on Schedule 14A (the "Revised Consent Statement").  The Revised Consent Statement reflects revisions made to the Preliminary Consent Statement in response to the comments of the

Perry J. Hindin
January 7 2013

Staff.  Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Consent Statement, while the page numbers in the responses refer to pages in the Revised Consent Statement.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Consent Statement.

For your convenience, we are emailing to your attention copies of the Revised Consent Statement, including a copy marked to show the changes from the Preliminary Consent Statement.

General

1.	The soliciting materials filed pursuant to Exchange Act Rule 14a-12 on December 10, 2012 reference excerpts from and citations to several print and video media included on the TPG-Axon sponsored website. However, only excerpts and website links to such media are found to the TPG-Axon sponsored website, not the underlying broadcast or print media itself. Please ensure that all media for which a link is listed on the TPG-Axon sponsored website is filed under the cover of Schedule 14A and properly identified as either soliciting materials filed pursuant to Rule 14a-12 or as definitive additional materials. We note that TPG-Axon has included several links to websites containing a recorded broadcast. TPG-Axon should reduce such broadcast to writing and file the transcription as soliciting material. As a reminder, any soliciting material must be filed with the Commission no later than the date they are first sent or given to security holders. Refer to Rules 14a-6(b), 14a-6(o) and 14a-12.

The Filing Persons respectfully advise the Staff that they believe that the careful method used to reference excerpts from and citations to media on the Filing Persons' sponsored website is consistent with Commission guidance and other solicitations filed with and reviewed by the Staff.

The Filing Persons paid particular attention to the principles set forth in the SEC Interpretation: Use of Electronic Media (Securities Act Release No. 33-7856 (April 28, 2000) [65 FR 25843] ("2000 Electronics Release")). As noted by the Commission, while the 2000 Electronics Release specifically focused on issues relating to the registration process, the guidance "applies by analogy to all documents required to be filed or delivered under the federal securities laws" (See footnote 38), including proxy solicitations. As noted in the 2000 Electronics Release, information on a website is included in filing materials only if the filing person acts to make it part of the filing, such as through the use of a hyperlink. The 2000 Electronics Release also recognized that the presence of a URL does not make the related website necessarily part of the filed document, particularly where the filing party "takes reasonable steps to ensure that the URL is inactive" (See footnote 41). The 2000 Electronics Release goes on to analyze circumstances where filing persons should be responsible for hyperlinked information, focusing on whether the filing person has explicitly endorsed the information and whether precautions were taken to avoid confusion about the source of the information.

Perry J. Hindin
January 7 2013

In the case of the Filing Persons' sponsored website, the Filing Persons took specific steps to conform their sponsored website to the guidance provided in the 2000 Electronics Release, including:

● ensuring that any referenced URL was inactive and was not hyperlinked;

● including a specific disclaimer accessible at the bottom of each page of the website specifically stating that the Filing Persons were not involved in the preparation of any third party content and do not endorse or approve any such content; and

● on the "Media Coverage" page, including a specific statement underneath each URL referencing a third party website stating that any information or materials contained on such third party website is not part of the Filing Persons' sponsored website.

This method is consistent with other solicitations filed with and reviewed by the Staff, where the Staff did not raise any concerns with the filing persons' sponsored website. For example, please reference the materials and comment letters associated with the solicitation of proxies by Third Point LLC from stockholders of Yahoo! Inc. in 2012, available on EDGAR as follows:

Soliciting materials disclosing additional media coverage on Third Point's website:
http://www.sec.gov/Archives/edgar/data/1040273/000089914012000288/0000899140-12-000288-index.htm
http://www.sec.gov/Archives/edgar/data/1040273/000089914012000260/0000899140-12-000260-index.htm)

SEC response letters:
http://www.sec.gov/Archives/edgar/data/1040273/000089914012000456/filename1.htm
http://www.sec.gov/Archives/edgar/data/1040273/000089914012000455/filename1.htm

For the foregoing reasons, the Filing Persons respectfully believe that the soliciting materials required to be filed with the Commission have already been so filed.

2.	Refer to the preceding comment. We remind you of TPG-Axon’s obligation that any and all soliciting materials comply with the requirements of Regulation 14A, including Exchange Act Rule 14a-9. Since TPG-Axon has chosen to use as soliciting materials the various print and broadcast media and letters cited on its website, it must ensure the content of all such materials comply with Rule 14a-9 and our comments 7 and 8 below. If TPG-Axon cannot provide a reasonable foundation supporting the statements contained in the letters included on the TPG-Axon sponsored website and in the print and broadcast media for which a list of links to such media are provided on the TPG-Axon sponsored website, such content should be corrected and the list of all links to the applicable media should be removed.

Please refer to the Filing Persons' response to the preceding comment.

Perry J. Hindin
January 7 2013

3.	Refer to our comment 1 above. The soliciting material filed pursuant to Rule 14a-12 on December 6 includes a reference to "links to various securities filings on Schedules 13D and 14A filed by TPG-Axon…" but does not identify the specific filings or include the contents of such filings. Please ensure that all soliciting materials referenced in the December 6 filing, including the materials contained in the filings referenced in the December 6 filing, are filed under the cover of Schedule 14A and properly identified as soliciting materials filed pursuant to Rule 14a-12 or as definitive additional materials.

In response to your comment, the Filing Persons note that the only soliciting material referenced in the December 6 filing not filed with the Commission under the cover of Schedule 14A and identified as soliciting materials filed pursuant to Rule 14a-12 or as definitive additional materials was the November 8 letter from TPG-Axon to the board of directors of SandRidge. The November 8 letter was later filed as an exhibit to TPG-Axon's Schedule 13D on November 13, 2012, which was prior to the date on which TPG-Axon first announced, on November 30, 2012, its intent to conduct a consent solicitation with respect to SandRidge. The Filing Persons did not intend the November 8 letter to be soliciting material and therefore the letter was not filed as such under the cover of Schedule 14A when it was first filed as an exhibit to TPG-Axon's Schedule 13D. Upon consideration of the foregoing, the Filing Persons will remove the November 8 letter from their sponsored website.

Why Are We Soliciting Your Consent?, page 6

4.	Refer to the last two sentences of this section and the fifth paragraph on page 14. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) are intended to provide a means for shareholders to communicate their views to the board of directors on "each separate matter" to be acted upon. While Proposal No. 1 seeks stockholder consent to amend the Company’s bylaws, such amendment appears to include separate corporate governance matters unrelated to TPG-Axon’s objective of replacing the current board of directors, e.g., the de-staggering of the board and the fixing of the size of the board. While not directly on point, refer to the discussion in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004), including the examples of effected charter or bylaw provisions that generally would be required to be set out as separate proposals in merger and acquisition transactions. Please consider unbundling Proposal No. 1. If you believe certain of the items in Proposal No. 1 need not be set out as separate matters, please explain why in your response letter. Please note that TPG-Axon may condition the action to be taken in connection with the approval of each proposal on shareholder approval of the other proposals.

In response to your comment, the Filing Persons do not believe that any of the items in Proposal No. 1 need to be set out as separate matters. All of the items in Proposal No.1 do in fact relate to TPG-Axon's objective of replacing the current board of directors. Stockholders will only be able to remove the current directors without cause if the board is destaggered, as proposed in item (i) of Proposal No.1, as Section 141(k) of the Delaware General Corporation Law ("DGCL") provides that directors on a classified

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January 7 2013

board may be removed by the stockholders only for cause. The Company's current bylaws provide that directors may be removed only for cause (consistent with having a classified board), so the proposal in item (iv) of Proposal No. 1 to amend the bylaws to permit the removal of directors with or without cause is directly related to destaggering the board and to TPG-Axon's objective of replacing the current board of directors. Items (ii) and (iii) of Proposal No. 1 similarly are directed at amending provisions in the current bylaws that are typical for a company with a classified board but not where the board has been destaggered, and so are similarly directly related to destaggering the board and to TPG-Axon's objective of replacing the current board of directors. The Filing Persons further note that all of the items in Proposal No. 1 relate to a single conceptual matter—giving the stockholders more direct say in the composition of the Company's board of directors—and that all of the amendments are to a single section of the Company's bylaws (Section 1), where the Company itself has bundled all of these concepts as integrated and related.

The Filing Persons do not believe that the discussion in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) leads to a different conclusion. And the Filing Persons note the statement therein that "[t]he application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company's governing instruments to be amended by the Board of Directors be unbundled." All of the proposed amendments in Proposal No. 1 are permitted by the Company's charter and bylaws to be amended by the Board of Directors.

If the Consent Solicitation is Successful…, page 6

5.	Disclosure in this section indicates that "[b]ased on the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2012, as of September 30, 2012, approximately $4.3 million of the Company’s senior notes were outstanding, the repayment of which, if required, will not materially impact the Company." It is our understanding that the Company has $4.3 billion (not million) in debt and that the Company’s indentures require that the Company offer to purchase the $4.3 billion of outstanding senior notes if the Board is replaced. Based on our understanding, the assertion that the repayment of such level of indebtedness will not materially impact the Company appears incorrect. Please advise or revise as appropriate.

In response to your comment, the Filing Persons acknowledge that the reference to $4.3 million instead of $4.3 billion was a typographical error and the statement has been revised. Please see page 7 of the Revised Consent Statement. In addition, the Filing Persons respectfully advise the Staff that they do not believe that there would be a material impact from the requirement to offer to repurchase the senior notes outstanding for the following reasons:

● All of the outstanding series of senior notes referred to currently trade at significant premiums to par (See the table on Exhibit A, which presents information as of January 4, 2013), while the repurchase offer must be made at 101% of par (plus

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January 7 2013

accrued interest to the date of purchase), which is below these trading prices. Moreover, such senior notes have traded above 100% of par since at least approximately July 2012 (See the graphs on Exhibit A). As such, the Filing Persons believe the tender of any significant amount of such notes is unlikely. In such case, there would be no material impact on the Company.

● Even if all of the notes were tendered for repurchase pursuant to the change in control offer requirement, the Filing Persons believe that such indebtedness will be able to be refinanced due to (i) the current availability of credit in the marketplace on favorable terms generally, (ii) the Company's cash position (including the proceeds from the closing of the sale of the Permian assets), (iii) the Company's substantial asset base to support a financing if required and (iv) an expected increase in the Company's credit rating due to the change in the composition of its board of directors. If the repurchase can be funded through a refinancing, the Filing Persons do not believe there would be any material impact on the Company.

As a result of the foregoing, the Filing Persons will characterize this assertion as their belief but otherwise respectfully believe that no revision or additional disclosure is required.

6.	Disclosure in this section also indicates that "[u]pon a ‘Change in Control,’ the Compensation Committee of the Board may (i) provide that a participant’s unexercised awards will terminate immediately prior to the consummation of the "Change in Control" unless exercised and/or (ii) provide that outstanding awards shall become exercisable, or restrictions applicable to an award shall lapse, before the ‘Change in Control.’" This statement appears to imply that the Compensation Committee may take certain actions to limit the Company’s employees’ ability to realize on equity awards upon a change of control. However, based on our review of the Company’s public filings, the Company has not issued options to its employees and has only issued restricted stock awards under its incentive stock plan, which vest automatically and immediately upon a change of control without any action on the part of the Compensation Committee or the Board. Please provide support for the statement or revise the disclosure to remove the unsupported implication.

In response to your comment, the Filing Persons have revised their disclosure to reflect that there are no awards outstanding under the Incentive Plan other than restricted stock awards and that, upon a "Change in Control", all restrictions and conditions on all restricted stock awards then outstanding will automatically lapse and be deemed terminated or satisfied, as applicable. Please see page 7 of the Revised Consent Statement.

Reasons for the Solicitation, page 11

7.	We note that the filing persons have made statements in their soliciting materials that appear to impugn the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. The

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following problematic statements are representative of those that appear on pages 6, 10 and 11 of the consent solicitation statement, in the other soliciting material noted below and in the various media links cited on the TPG-Axon sponsored website:

(a)	"This destruction of stockholder value has been caused by poor and erratic strategic decisions, reckless spending, and a culture of cronyism and waste that has drained value from the Company."

In response to your comment, the Filing Persons have revised the above statement to indicate that the statement of causation is a statement of the beliefs of the Filing Persons. Please see the second paragraph under "Poor Corporate Governance and Self-Dealing" on page 12 of the Revised Consent Statement. The revised statement is factually supported by the following information:

	●	The statement "poor and erratic strategic decisions" is supported by the fact that, as stated in TPG-Axon's prior letters to the board and stockholders, the Company has undergone the following substantial and repeated shifts in strategy since its IPO in 2007:

		o	The Company initially raised money to explore and develop high cost natural gas and carbon dioxide prospects in the West Texas Overthrust.

		o	In 2009 (and after repurchasing Mr. Ward's natural gas well interests in late 2008), the Company declared it was shifting its focus away from gas and to conventional, onshore oil development in the Permian Basin, through several large acquisitions and equity issuance.

		o	Then, in 2010, the Company sold a substantial portion of its Permian Basin assets to fund a new focus on the Mississippian Lime Formation, which is considered a much less proven, and higher risk area and which has characteristics that are substantially different than the Permian Basin assets on which it had previously focused;

		o	Then in early 2012, the Company announced a significant acquisition of mature, offshore properties in the Gulf of Mexico through the acquisition of Dynamic Offshore Resources. The characteristics of mature, offshore properties are very different than those of onshore, unproven properties that the Company is pursuing in the Mississippian Lime. The Company itself described that it had made this acquisition, of assets whose character was vastly different than its current portfolio, very rapidly. A primary attraction cited by the Company in its February 1, 2012 press release was that the acquisition would improve its leverage metrics.

Perry J. Hindin
January 7 2013

o
Most recently, in late 2012, the Company announced the sale of most of its remaining Permian Basin assets. This sale was announced at the same time the Company announced that results from its recent wells in the Mississippian Lime had revealed that gas content of these wells was higher than previously expected, and that the return profile, as well as timing of cashflows, from these wells would be less favorable than expected.  The sale of the Permian assets was discussed by the company as a means of assuring funding for future capital expenditures.

Therefore, in the span of just five years, the Company has traversed significant distance from its original strategy, as espoused in 2007, and continues to make changes that significantly change the characteristics of the remaining shareholder assets.  Few companies of its size swing from gas to oil, onshore to offshore, conventional to horizontal drilling, mature to highly-unproven, etc., as the Company has done in just five years.

●
The statement "excessive spending" is supported by the fact that the Board sanctioned a total of over $25 million in compensation for Mr. Ward during 2011, which represented approximately half of the Company's earnings during that time.  According to page 34 of the Company's 2012 proxy statement, Mr. Ward received total compensation in the amount of $25,261,502 during FY 2011.  On page F-5 of the Company's 10-K filed for FY2011 "income available to SandRidge Energy, Inc. common stockholders" at the conclusion of FY 2011 was $52,482,000.  Mr. Ward's compensation of $25,261,502 is 48.13%—or "approximately 50%"—of the Company's total earnings of $52,482,000 over the same period of time.  Additionally, his compensation has ranged from between $15 and $26 million every year since the Company's IPO despite the fact that the stock has declined almost 80% from its IPO price.  The price per share of SandRidge's common stock was $26.00 at the time of its IPO in 2007.  The closing price of common stock on December 24, 2012 (i.e. the last business day prior to filing of the Preliminary Consent Statement by the Filing Persons) was $6.25 per share, which is a 75.96% decrease in the price of common stock from its IPO price.  Furthermore, the Filing Persons refer you to the chart set forth on Exhibit B, according to which the Company has the highest percentage of overhead expenses compared to all but one of the Company's self-selected peer companies.1

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January 7 2013

●	The statement "self-interested transactions" is supported by the $67 million in aggregate payments made directly to Mr. Ward in connection with the Company's purchase of oil and gas assets from him in 2008, the royalty payments by the Company to TLW Land & Cattle LP, in which Mr. Ward has an ownership interest, and the other perquisites provided to Mr. Ward, including the payments the Company has made pursuant to agreements with the Oklahoma City Thunder, in which Mr. Ward has a substantial ownership interest.

(b)
The heading "Strategic Incoherence and Unpredictability" and the text thereafter: "The most common explanation for the poor valuation and performance of the stock are concerns regarding management strategy and focus. To the investment community, SandRidge has often appeared to behave in a reckless and unpredictable manner, and analysts have little confidence in what the company will look like in the future." Based on our review of multiple analyst statements made in November and December 2012, it appears many analysts have been complimentary of management’s performance. Such statement, including the reference to "investment community" implies that more than a majority of analysts have reached this conclusion. Please provide definitive support for such implication, including disclosure in the consent statement that provides both support and context, or remove the offending statements.

In response to your comment, the Filing Persons have revised the heading referenced above to read "Frequent Changes in Strategy Resulting in Unpredictability".  Please see page 11 of the Revised Consent Statement.  The revised heading is factually supported by the information provided in the Filing Persons' response to comment 7(a) above.  In addition, please consider the following analyst statements from the November-December 2012 time period:

●	William A. Featherson, UBS (November 8, 2012): "Why is an activist going after SD? 1) SD has been a material underperformer on most recent time periods (see Exhibit 1) putting it at risk to activism; 2) inconsistent strategy (first a Pinon play, then a Permian/Horizontal Miss play, then a Gulf of Mexico acquisition) has displeased shareholders; 3) very large ongoing organic FCF deficits (over $1 billion/annum from 2011-13E) prompting a large discount to NAV."

●	Stephen Shepherd, Simmons (November 9, 2012): "SD’s decision to sell the Permian comes as a bit of a surprise… At this point, with the switch in strategy and significant moving parts we are unsure if it is prudent to give SD the benefit of the doubt."

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January 7 2013

●	Ryan Todd, Deutsche Bank (November 13, 2012): "At the end of the day, the biggest casualty of a Permian sale may be investors’ confidence in management, with its second significant strategic change in less than a year."

●	Joseph Allman, JPMorgan (November 16, 2012): "Since the market seems to lack confidence in the company’s financial position and strategy, we think the company will trade at a discount to the group median until that confidence grows…Several investors have questioned SD’s decision to sell the Permian."

●	William A. Featherson, UBS (December 19, 2012): "In our opinion, sale of Permian is a strategic mistake because: 1) the deal increases its exposure to the Hz Miss where results have been below expectations and IRRs are lower than the Permian; 2) despite improving near term liquidity, the 2013-14 organic FCF deficit is now $1.33 and $1.5bn, up from $1.05 and $1.2bn; 3) one third of its production is now in the Gulf of Mexico where assets trade for 3x while SD is currently valued post-deal at 9x ‘13E EBITDX."

●	Joseph Stewart, Citigroup (December 19, 2012): "SD underperformed our E&P coverage group YTD, with shares falling by ~18% vs. a ~8% decline for the group, on average. The underperformance was driven by 1) a controversial acquisition in the Gulf of Mexico Shelf; 2) overspending its capital budget; and 3) a lower-than-expected production outlook for 2013 along with a "gassier" production mix, which was partially driven by a significant reduction in the oil content in the estimated EURs in the Mississippian. Furthermore, news that management plans to sell its oily Permian Basin assets was not well-received by the Street, and a number of activists in the shareholder base has added further complexity to the story."

●	Curtis Trimble, Global Hunter (November 12, 2012): "Though SandRidge heavily supported its $1.3B acquisition of Dynamic Offshore earlier this year, it [sic] management did not mention it during prepared comments on the call. While we appreciate the transaction's purpose as a "financing vehicle," given the cash flow and EBITDA accretion, we remain perplexed as to why a land-based E&P company would go so far out of its operating model, only to several months later entertain selling a core asset with a much lower operating risk profile. SandRidge has allocated 10%-11% of its capital budget toward the GOM, targeting flat production, and plans to drill a dozen wells here during 2013."

●	Joseph Allman, JPMorgan (December 19, 2012): "A few words in the press release give us pause (bold added for emphasis): 'This will also allow us to fund development of our acreage position as well as future opportunities in the highly scalable, high return Mississippian Play.' We are uncertain what the company means by funding 'future opportunities', but we hope it is not a big Miss acquisition or something else that requires significant capital."

Perry J. Hindin
January 7 2013

Additionally, the Filing Persons have revised the text referenced above to remove any implications that "the investment community" refers to a majority of analyst investors.  Please see page 11 of the Revised Consent Statement.  The revised statement is factually supported by the fact that SandRidge has been downgraded seven times in the last two months by analysts2 and, as set forth in Exhibit C, SandRidge has the highest percentage of sell ratings (15%), the second highest percentage of hold ratings (63%) and the second smallest percentage of buy ratings (22%) when compared to the peer companies selected by SandRidge for the purpose of comparing compensation in its 2012 proxy statement.  Accordingly, the Filing Persons believe that the analyst community does not think highly of management's performance.

(c)	"Management has shown either an inability or a disinterest in realistically assessing its funding needs, having consistently underestimated its spending and capex levels in public disclosures."

In response to your comment, the Filing Persons have revised the above statement. Please see page 11 of the Revised Consent Statement. The revised statement is factually supported by the fact that the Company has increased its capital expenditure guidance three times in the last two years. Please see Exhibit D for a chart detailing the fiscal quarters in and dates on which these announcements were made, along with the corresponding amounts of the Company's capital expenditure guidance.

(d)
The heading "Reckless Spending and Lack of Financial Discipline" and the text thereafter: "Separate from major strategic missteps, the Company has been an insatiable spender regarding acquisition of acreage and capital expenditures. Budgets have been exceeded substantially, damaging management credibility, and creating concerns that management is financially reckless. As a result, the Company’s finances are persistently precarious, and this has repeatedly left the Company highly vulnerable to economic and market risk. In general, the problem has been a complete lack of discipline in terms of capital expenditures and investment." Based on our review of multiple analyst statements made in November and December 2012, it appears many analysts have been complimentary of management’s performance as opposed to the conclusion that management is "financially reckless." Please provide definitive support, including examples, for such statements.

In response to your comment, the Filing Persons have revised the heading referenced above to read "Excessive Spending and Lack of Financial Discipline", and revised the text thereafter. Please see page 11 of the Revised Consent Statement. The revised heading and text are factually supported by the information provided in the Filing

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Persons' response to comment 7(a) (including the chart set forth on Exhibit B, setting forth the percentage of the Company's overhead compared to that of its peer companies) and comment 7(c) above, as well as by the statements made by analysts during the November-December 2012 time period provided in the Filing Persons' response to comment 7(b) above. In addition, please refer to Exhibit E for a list of the S&P and Moodys credit ratings for SandRidge and each of the peer companies it selected to use for compensation purposes in its 2012 proxy statement.

(e)
The heading "Appalling Corporate Governance and Greed" and the text thereafter: "Even to this day, Mr. Ward and his son actively compete with the Company in the acquisition/lease of mineral rights, and have repeatedly front-run the Company by acquiring such rights, and then ‘flipping’ them to the Company within weeks and months. This mismanagement and self-dealing have been detrimental to Company stockholders and we believe that the Board’s direct or indirect approval of these actions evidences its inability to protect stockholder interests and capital as currently composed." Similar language is found in the second to last paragraph of the December 24 letter filed as soliciting material on December 26, 2012. Please advise us of the basis for the claim that Mr. Ward either actively competes with the Company or has "front-run" the Company. It is our understanding that:

	o	Mr. Ward has no economic, management or other interest in WCT Resources L.L.C.
	o	Mr. Ward’s adult son manages WCT Resources independently.
	o	WCT Resources has advised the Company that it is in the business of buying and selling oil and gas properties, it has sold properties to a number of oil and gas companies, and that the few transactions it has engaged in with the Company are not a material part of its or the Company’s activity.
o	Although WCT Resources is independent from Mr. Ward and from the Company, the applicable rules governing related party transactions apply to transactions between a company and an immediate family member.
o	The Company has treated all transactions between WCT Resources and the Company under its related party transaction policy and, where required, such transactions have been presented to, reviewed by and approved by, the members of the Board (other than Mr. Ward), and disclosed as related party transactions in the Company’s public reports.

In light of above, please provide support for the claim that Mr. Ward either actively competes with the Company or has "front-run" the Company and that the land transactions in question have been detrimental to Company stockholders. Alternatively, revise such disclosure to reflect only what can be supported by adequate factual foundation.

In response to your comment, the Filing Persons have revised the heading to read "Poor Corporate Governance and Self-Dealing".  Please see page 12 of the Revised Consent Statement.  Support for the Filing Persons' belief that the Company suffers from poor corporate governance is contained in the first paragraph of this section, with reference to the Board's granting of what the Filing Persons believe to be

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January 7 2013

excessive compensation and perquisites to Mr. Ward, as is the reference to self-dealing by reason of the Company's $67 million purchase of assets from Mr. Ward.

With regard to the allegations of Mr. Ward's involvement in the WCT Resources transactions, the Filing Persons respectfully note that the Company describes these transactions in its Preliminary Consent Revocation Statement, and in its 2012 proxy statement, under the heading "Other Transactions with Mr. Ward" (emphasis added).  In addition, the Company states that WCT Resources is owned by trusts established for the benefit of Mr. Ward's children.  It is the Filing Persons' understanding that these trusts were established and funded by Mr. Ward, who thereby put WCT Resources into business and cannot avoid responsibility for its conduct.  In fact, WCT Resources was formed on January 17, 2002 and in the first annual certificate filed by WCT Resources with the Oklahoma Secretary of State in 2003, the business address was listed as "Mr. Tom L. Ward, Chesapeake Energy Corporation, 6200 North Western, Oklahoma City, Oklahoma 73118".  The 2007 annual certificate filed by WCT Resources with the Oklahoma Secretary of State still included as the business address "Tom L. Ward, Chesapeake Energy Corporation" but with a different street address and in its annual certificates for 2008 through 2012, WCT Resources lists SandRidge's address—123 Robert S. Kerr Ave., Oklahoma City, Oklahoma—as its principal place of business.  Please see Exhibit F for copies of these annual certificates.

The facts, if true, that WCT Resources is in the business of buying and selling oil and gas properties, that WCT Resources has sold properties to a number of oil and gas companies, and that the "few" transactions it has engaged in with the Company are not a material part of its or the Company's activity, are wholly irrelevant, as is the treatment of the transactions by the Company "under its related party transaction policy". If the transactions are improper and unfair to the Company, as the Filing Persons believe they are, such facts do not matter. And what the Company has not disclosed, but which the Filing Persons have uncovered through their own investigation, is that these sales to the Company were done only weeks and months after the assets in question were purchased by WCT Resources. The Filing Persons note that the Company has not denied these allegations. Moreover, the Company has not disclosed the mark-up charged by WCT Resources when flipping these assets to the Company.

Nevertheless, the Filing Persons have revised the disclosure to make certain of the requested clarifications. Please see page 12 of the Revised Consent Statement.

(f)
"We believe that the Board must be held responsible for this record of incoherent strategic direction, obscene management compensation and perquisites, self-interested transactions and abysmal stock performance."

In response to your comment, the Filing Persons have revised the above statement. Please see page 12 of the Revised Consent Statement. The revised statement is

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January 7 2013

factually supported by the information provided in the Filing Persons' response to comment 7(a) above.

(g)	"…your reign of value destruction." (December 24, 2012 letter filed as soliciting material on December 26).

In response to your comment, the Filing Persons will refrain from using the term "reign of value destruction" in future soliciting materials and will instead use the term "record of value destruction".  This alternate term is factually supported by the information provided in the Filing Persons' response to comment 7(a) above.

(h)
"[S]hareholders choose to heavily discount the value of cash, when that cash is placed in Mr. Ward’s hands…these fears are not misplaced, given Mr. Ward’s history of siphoning value from the company." (the December 24, 2012 letter filed as soliciting material on December 26) The same paragraph further suggests that cash will end up "in Mr. Ward’s pocket" and both claims are preceded by a statement that the Company’s stock dropped by 5% following the announcement of the Company’s sale of Permian Basin assets, implying that the movement in the Company’s stock price reflected broad stockholder concern about Mr. Ward’s use of cash. Please either provide a basis for such statements and the resulting implication or file appropriate corrective disclosure.

In response to your comment, the Filing Persons will refrain from alleging that the Company's cash will end up "in Mr. Ward's pocket" in future soliciting materials, notwithstanding the facts of the excessive compensation and self-interest transactions in which that in fact was the case. The Filing Persons believe that the implication that the 5% decrease in the Company's stock price following the announcement of the Company's sale of Permian Basin assets reflected broad stockholder concern about the Company's use of cash is factually supported by the fact that the $2.6 billion sale price of the Permian Basin assets was above consensus analyst expectations, and yet the stock still dropped 4.8% following the announcement of the transaction on the same day that peer stocks (as represented by the S&P Oil & Gas index) rose 0.7%. The Filing Persons believe the under-performance of the Company's stock price following the announcement of the Permian sale, despite a positive sales price on the previously announced intention to sell the Permian assets, reflects investors' uncertainty surrounding the Company's use of proceeds from the Permian sale. For example, please consider the following analyst statements:

●	John Freeman, Raymond James (December 20, 2012): "We believe the purchase price is slightly above consensus expectations for $2.5 billion, which should be viewed positively."

●	Amir Arif, Stifel (December 20, 2012): "The sale was slightly above our previously published expectations of $2.0-$2.5 billion."

Perry J. Hindin
January 7 2013

	●	Joseph Allman, JPMorgan (December 19, 2012): "A few words in the press release give us pause (bold added for emphasis): "This will also allow us to fund development of our acreage position as well as future opportunities in the highly scalable, high return Mississippian Play." We are uncertain what the company means by funding "future opportunities", but we hope it is not a big Miss acquisition or something else that requires significant capital."

	●	Ryan Todd, Deutsche Bank (January 4, 2013): "Improved balance sheet provides near term relief, but increases investor concern over potential acquisition risk in the future."

(i)	TPG-Axon describes the Company’s acquisition of Dynamic Offshore Resources, LLC as an "accounting gimmick." (the November 30, 2012 letter filed as soliciting material on the same date)

In response to your comment, the Filing Persons will refrain from using the term "accounting gimmick" in future soliciting materials.

In addition to our comments noted above relating to the specific statements, please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

8.	Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable factual basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials. The following statements are representative of those that appear on pages 6, 10 and 11 of the consent solicitation statement, in the other soliciting material noted below and in the various media links cited on the TPG-Axon sponsored website, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion. In addition, please note our additional comments on specific statements below.

Perry J. Hindin
January 7 2013

●	"SandRidge stock…trades at extremely low valuation, and has among the highest cost of debt capital of any meaningful U.S. energy company." (page 6) Support for this statement should include revised disclosure identifying the companies TPG-Axon considered in making such comparison and a fulsome explanation as to why a comparison of the Company to such group of companies is appropriate. For example, based on TPG-Axon’s soliciting materials filed on November 30, 2012, including a letter to the board of directors dated the same date, TPG-Axon appears to be basing its cost of capital comparison on the following group of companies: Royal Dutch Shell, Apache Corporation, Devon Energy Corporation, Encana Corporation, Range Resources and Chesapeake Energy Corporation. It is our understanding that this group includes companies that are up to 30 times larger (based on enterprise value) than the Company, are significantly more mature in their development cycle, have a different regional and business profile, and four of the six companies are investment grade debt issuers. Why is a comparison of the Company to these companies appropriate?

In response to your comment, the Filing Persons have revised the disclosure on page 6 of the Revised Consent Statement to compare the Company's cost of debt capital to that of the peer companies self-selected by the Company for compensation purposes in its 2012 proxy statement. The Filing Persons note that, as set forth in the chart on Exhibit B, the Company has the highest cost of debt capital of all but one of its 14 peer companies.

●	"…[t]he continued leakage of value from massive overhead costs (triple that of most Exploration & Production companies), high cost of capital (more than double that of most E&P companies), and strategic incoherence, have resulted in enormous destruction of value. Most of these problems are a function of management…" (page 10 as well as the soliciting material filed on November 30) Support for this statement should include revised disclosure identifying the referenced companies and why a comparison to these companies is appropriate. For example, are the referenced companies high-growth exploration and production companies? If not, why is the comparison meaningful?

In response to your comment, the Filing Persons have revised the above statement. Please see page 11 of the Revised Consent Statement. The revised statement is factually supported by the information provided in the Filing Persons' response to comment 7(d) above and on the charts set forth on Exhibits B and D.

●	"The stock today trades at the greatest discount to its estimated Net Asset Value of any energy company." (page 10 as well as the soliciting material filed on November 30). Support for this statement should include revised disclosure identifying the period in which this comparison was made.

In response to your comment, the Filing Persons have revised the above statement to identify the date at which the above comparison was made. Please see page 11 of the Revised Consent Statement.

Perry J. Hindin
January 7 2013

●	"Management has consistently over-spent and over-levered, putting stockholders at risk."

In response to your comment, the Filing Persons have revised the above statement. Please see page 11 of the Revised Consent Statement. The revised statement is factually supported by the information provided in the Filing Persons' response to comments 7(a) and 7(d) above.

●	"Management has shown a consistent propensity for ‘trading’ assets, in a manner that often creates confusion and complexity, rather than value. Even this year, there have been several major shifts in strategy, to a degree that has left the market shocked and confused." Please provide support for such claims, including a comparison to peer companies and an explanation for why using such companies in a comparison is appropriate.

In response to your comment, the Filing Persons have revised the above statement. Please see page 11 of the Revised Consent Statement. The revised statement is factually supported by the information provided in the Filing Persons' response to comment 7(a) above. It is the Filing Persons' belief that, because they have made no claims regarding SandRidge's "trading" of assets compared to the actions of its peers, the Filing Persons should not be required to provide a comparison to peer companies.

●	"In aggregate, SandRidge has spent a stunning $2.3 billion, or over 75% of its total market capitalization, on just interest and corporate overhead in the past five years." (page 10 as well as the soliciting material filed on December 26) It is our understanding that the sum derived from adding the interest and corporate overhead from the Company’s publicly available financial statements total $1.8 billion, $500 million less than TPG-Axon alleges. Provide support for TPG-Axon’s figure or revise accordingly. Please also provide support and revise the disclosure to provide context for why it is appropriate to compare an aggregate of five years cost to current market capitalization.

In response to your comment, the Filing Persons note that the statement above is factually supported because the $2.3 billion includes the cost of preferred dividends ($200 million) and minority interest payments ($173 million), which were added to the Company's interest expense and G&A expense provided in the Company's publicly available financial statements for an aggregate sum of $2.284 million to capture the total cost of financing. It is the Filing Persons' belief that this is the appropriate metric because it captures the cost of preferred stock and royalty trust financings. The Filing Persons have revised the disclosure to clarify that $2.3 billion is the sum of the Company's financing costs (which includes preferred dividends and minority interest), rather than solely interest expense, and G&A expense. The Filing Persons also provided context for the selection of the five-year period.

In addition, it is the Filing Persons' belief that it is appropriate to compare "an aggregate of five years of costs" with current market capitalization in order to refute

Perry J. Hindin
January 7 2013

management’s contention that they have created value. On page 6 of the Company's preliminary Consent Revocation Statement, management claims that selling the Permian assets for $2.6 billion will generate "cash proceeds of over $1.4 billion in excess of our investment". While their mathematical calculation is correct, the Filing Persons believe that it misleading because it does not take into effect the annual costs of financing and corporate overhead. The gain SandRidge will recognize on the sale of the Permian assets was generated over several years; therefore, the Filing Persons believe it is relevant to compare valuation creation with cumulative financing costs and corporate overhead. The five-year period was selected because that is the period during which current management has run the Company. Please see Exhibit G for a chart setting forth this comparison.

●	"In past weeks, the company ... issued an additional 37 million of shares to senior management." (the December 24, 2012 letter filed as soliciting material on December 26) It is our understanding that on December 12, 2012, the Company registered 6 million shares of common stock for potential issuance to all eligible employees under its stock incentive plan. Such shares have not been issued and were approved by the Company’s stockholders at the last annual meeting. Please advise the basis for this statement or file appropriate corrective disclosure.

In response to your comment, the Filing Persons have revised this disclosure on page 12 of the Revised Consent Statement.

●	"Management has generally been trumpeting 80%+ IRR potential of the Mississippian wells which is dramatically greater than that projected by its competitors." (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that recent reports posted on the websites of several of the Company’s competitors in the Mississippian, namely, Apache Corporation, Midstates Petroleum Company, AusTex Oil and Range Resources report estimated internal rates of return of 65%, 100%, 60 to 100%, and 60 to 140%, respectively.

In response to your comment, the Filing Persons have included corrective disclosure on page 11 of the Revised Consent Statement.

●	"…management continues to cement a reputation as one that always ‘over-promises and under-delivers.’" (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that management has exceeded analysts’ consensus estimates for EBITDA in three of last four quarters, has exceeded analysts’ consensus estimates for EPS in each of the last five quarters and has also exceeded its initial production guidance in each of the last two years.

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement by reference to the information set forth in Exhibit H, which shows that the Company has "under-delivered" and "over-promised". The Filing Persons note that the price of the Company's common stock has fallen following 5 out of the 7 most recent earnings announcements and, while the

Perry J. Hindin
January 7 2013

Company has beaten its EBITDA estimates in 4 of the last 7 quarters, many of which were preceded by an increase in the Company's capital expenditure budget. The Filing Persons do not believe that exceeding analysts' EBITDA or EPS consensus estimates refutes the fact that the Company underdelivered. By spending (or, in the Filing Persons' view, overspending) on capital expenditures to acquire additional production (which capital expenditure spending also exceeding the Company's own estimates), that additional production adds to EBITDA and EPS. The Filing Persons believe that the relevant metric is the relationship between the Company's capital and its production of productive assets rather than EBITDA versus estimates—and believe that is why the stock dropped following 5 of the 7 most recent earnings announcements.

●	"SandRidge would need as much as $40 billion to develop wells in the Mississippian." (the November 30, 2012 letter filed as soliciting material on the same date)

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement. The $40 billion referenced in the foregoing statement was calculated as the product of (x) the Company's 11,000 well locations in the Mississippian, as estimated by the Company, multiplied by (y) $3.7 million per well, which was the aggregate amount of development expenses spent by the Company per well in the Mississippian during 2012, as determined according to the Company's November 13, 2012 investor presentation. The $3.7 million per well is equal to the quotient of (x) the sum of (A) $880 million of Mid-Continent capital expenditures, plus (B) $90 million of Mid-Continent SWD capital expenditures, divided by (y) 265 net wells developed by the Company in 2012. As a result, the Filing Persons do not believe any supplemental support or revised disclosure is required.

●	"In fact, the company never sold its gas assets." (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that the Company sold gas assets in several transactions totaling over $500 million, each announced to the public in press releases dated May 8, 2008, June 30, 2009, July 2, 2011 and September 27, 2011.

In response to your comment, the Filing Persons note that the Company has sold certain non-core gas assets, although it has never sold its core gas assets. The Filing Persons will refrain from making the foregoing statement in any future filings and will instead refer to the fact that "the Company never sold its core gas assets".

●	"[w]e believe directors have been provided enormously valuable perks -- private jet usage, use of luxury suites, etc." (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that the Company directors other than Mr. Ward do not use Company planes for personal use or the one luxury suite at Chesapeake Arena that the Company has licensed for its use.

Perry J. Hindin
January 7 2013

In response to your comment, the Filing Persons will refrain from making the generalized foregoing statement in any future filings and will instead specify that such "enormously valuable perks" have been provided to Mr. Ward.

9.	Disclosure on page 11 states that "A significant portion of this excessive overhead is a result of the Board having sanctioned compensation levels for Company management that we find to be unconscionable in light of the consistent destruction of stockholder value since the IPO. For example, total compensation to Mr. Ward in 2011 was over $25 million, representing approximately 50% of the Company’s earnings that year. He has received almost $150 million in direct payments over the past five years." A similar statement is found in the soliciting material filed on November 30: "[i]n our previous letter, we noted the outrageous levels of compensation for Mr. Ward – $150 million in direct payments over the past five years (not including the indirect payments outlined below, or lease payments on his land)…" and in the November 8 letter referenced in the soliciting material file pursuant to Rule 14a-12 on December 6, 2012: "payments to Mr. Ward from the company have totaled approximately $150 million over the past five years…[i]n each year since the IPO, compensation to Mr. Ward has represented a sizable portion of company cash flow and earnings." All three of these statements along with the context in which they are written imply that the $150 million constituted compensation, an implication that is not supported by the Company’s proxy materials. Please revise the disclosure to specify the portion of this amount that constituted compensation and clarify, if true, that this figure includes $67 million in payments to Mr. Ward in 2008 for interests in oil and gas assets.

In response to your comment, the Filings Persons have revised the disclosure in the Consent Statement to clarify that the $150 million dollars in direct payments to Mr. Ward includes payments in 2008 amounting to $67 million for interests in oil and gas wells. Please see page 12 of the Revised Consent Statement.

10.	Disclosure on page 11 states that "…in order to achieve that value on a standalone basis, the Company must lower its cost of capital, demonstrate focus, and execute efficiently on the development of assets…We believe the current Board must be replaced by our Nominees…who will seek to execute a strategy that will…maximize stockholder value." Please revise the disclosure to clarify the above italicized references. Do the TPG-Axon nominees have a specific agenda for stockholders to evaluate?

In response to your comment, the Filings Persons have revised the first italicized references (bolded in the above text) to clarify that the Filing Persons believe that, in order to achieve value on a standalone basis, the Company must reduce its cost of capital and demonstrate focus by selling non-strategic assets and focusing on the cost-effective development of the Mississippian assets. Please see page 12 of the Revised Consent Statement for such revisions.

The Filing Persons respectfully advise the Staff that, while they believe there are viable strategies available to SandRidge, it is not appropriate to attribute such alternative strategies to the Nominees because the newly reconstituted Board, and not TPG-Axon,

Perry J. Hindin
January 7 2013

will devise a business plan for SandRidge and will decide which strategic actions to pursue in connection therewith. For this reason, the Filing Persons respectfully believe that the second italicized reference (bolded in the above text) correctly states that the Nominees, and not TPG-Axon, will be responsible for choosing a business plan and viable strategies for SandRidge and do not believe that such statement requires clarification.

Background of the Consent Solicitation, page 12

11.	Please revise the consent statement to provide an update regarding TPG-Axon’s complaint against the Company regarding the determination of the Initial Consent Date.

In response to your comment, the Filing Persons have revised the disclosure to provide an update regarding TPG-Axon's complaint against the Company regarding the determination of the Initial Consent Date.  Please see page 7 of the Revised Consent Statement.

Proposal 3 – Election of Directors, page 16

12.	Disclosure regarding Dinakar Singh’s bio indicates that Mr. Singh was a partner at Goldman Sachs & Co. and co-head of the Principal Strategies Department beginning in 1990. Based on his disclosed age of 43, that would suggest he held such role at Goldman beginning at the age of 21. However, it is our understanding that Mr. Singh became a partner in 1998. Please confirm or revise.

In response to your comment, the Filing Persons have revised the disclosure to clarify that Mr. Singh began his career at Goldman Sachs & Co. in 1990 and became a partner in 1998. Please see page 19 of the Revised Consent Statement.

13.	We note your statement in the third paragraph of page 20 regarding a substitute candidate and that "TPG-Axon will supplement this Consent Statement." Please confirm that should TPG-Axon nominate substitute nominees before TPG-Axon delivers consents from holders of a majority of the outstanding shares of the Company’s Common Stock in accordance with Section 228 of the DGCL, it will file an amended Consent Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons hereby confirm that if TPG-Axon nominates substitute nominees before TPG-Axon delivers consents from holders of a majority of the outstanding shares of the Common Stock in accordance with Section 228 of the DGCL, they will file an amended Consent Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

Perry J. Hindin
January 7 2013

Solicitation of Consents, page 24

14.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under cover of Schedule 14A on the date of first use.  Refer to Rules 14a-6(b) and (c).  Please confirm your understanding.

In response to your comment, the Filing Persons hereby confirm their understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents, must be filed under cover of Schedule 14A on the date of first use.

Information Concerning SandRidge, page 25

15.	We note the disclosure in this section that (1) TPG-Axon has omitted from this Consent Statement certain disclosure required by applicable law to be included in the Company’s consent revocation statement and TPG-Axon’s consent statement and (2) if the Company does not distribute a consent revocation statement to its stockholders, TPG-Axon will distribute to the stockholders a supplement to this Consent Statement containing such omitted disclosure prior to its final delivery of consents to the Company. If TPG-Axon receives consents from a stockholder on a date prior to such stockholder’s receipt of the Company consent revocation statement containing the information omitted from TPG-Axon’s consent statement, please advise why TPG-Axon’s undertaking to provide such information to stockholders prior to final delivery of consents to the Company is consistent with TPG-Axon’s obligation under Regulation 14A. For example, unless stockholders submit a new consent dated after the date such holder was known to have received the Company’s consent revocation statement, how can TPG-Axon assure that it will have provided such stockholder all the information required by Schedule 14A and Exchange Act Rules 14a-3 and 14a-4(f)? Given that the Company has filed a preliminary consent revocation statement containing the information omitted from TPG-Axon’s consent statement, please advise us as to what consideration TPG-Axon has given to including the requisite information in its consent statement to avoid such uncertainty with respect to its federal securities law obligations.

In response to your comment, the Filing Persons have indicated, at page 27 of the Revised Consent Statement, that if the Company distributes a consent revocation statement to its stockholders prior to consummation of the consent solicitation, TPG-Axon will not make its final delivery of consents to the Company until stockholders have had a period of at least three business days from the date on which such consent revocation statement  is distributed to review it and revoke their consents, if they wish to do so.

Form of Consent Card

16.	We note that Proposal No. 3 provides shareholders a means to abstain, in addition to a means to consent or withhold consent to the election of the filing persons’ nominees. This third option does not appear required by Exchange Act Rule 14a-4(b)(2) or consistent with its instructions. It also appears to be the functional equivalent of the "withhold

Perry J. Hindin
January 7 2013

consent" option. Please advise why TPG-Axon has chosen to include the "abstain" option on the consent card.

In response to your comment, the Filing Persons have revised the consent card. Please see the Form of Consent Card at the end of the Revised Consent Statement.

* * *
In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings. In Marc Weingarten's absence, please direct additional comments to me at (212) 756-2208 or Eleazer Klein at (212) 756-2374.

Very truly yours,

/s/ David Rosewater
David Rosewater

1 Such "peer companies" are the following mid-sized peer companies: ATP Oil & Gas Corporation, Denbury Resources Inc., Forest Oil Corporation, Newfield Exploration Company, Petrohawk Energy Corporation, Pioneer Natural Resources Company, Plains Exploration & Production Company, Range Resources Corporation, Southwestern Energy Company and Ultra Petroleum Corp., and the following large peer companies: Anadarko Petroleum Corporation, Apache Corporation, Chesapeake Energy Corporation, Devon Energy Corporation, EOG Resources, Inc. and Noble Energy, Inc.  The Filing Persons have not included ATP or Petrohawk in their analysis, despite their inclusion in the Company's 2012 proxy statement, because ATP has since declared bankruptcy and Petrohawk has since been acquired.

2 SandRidge was downgraded to Hold on November 12, 2012 by CapitalOne and Global Hunter Securities, downgraded to Hold on December 14, 2012 by Simmons, downgraded to Sell on December 17, 2012 by Canaccord, downgraded to Hold on December 19, 2012 by Citigroup, downgraded to Hold on December 20, 2012 by KeyBanc and downgraded to Hold on January 2, 2013 by Wunderlich Securities.

Each of the undersigned (each a "participant") hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 7, 2013
TPG-AXON GP, LLC
TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

By:	/s/ Dinakar Singh	By:	/s/ Dinakar Singh
	Name: Dinakar Singh		Name: Dinakar Singh
	Title: Chief Executive Officer		Title: Chief Executive Officer

TPG-AXON PARTNERS GP, L.P.		TPG-AXON PARTNERS, LP
By: TPG-Axon GP, LLC, general partner		By: TPG-Axon Partners GP, L.P., general partner
By: TPG-Axon GP, LLC, general partner

By:	/s/ Dinakar Singh	By:	/s/ Dinakar Singh
	Name: Dinakar Singh		Name: Dinakar Singh
	Title: Chief Executive Officer		Title: Chief Executive Officer

TPG-AXON INTERNATIONAL GP, LLC		TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

By:	/s/ Dinakar Singh	By:	/s/ Dinakar Singh
	Name: Dinakar Singh		Name: Dinakar Singh
	Title: Chief Executive Officer		Title: Chief Executive Officer

DINAKAR SINGH LLC

By:	/s/ Dinakar Singh	/s/ Dinakar Singh
	Name: Dinakar Singh	Dinakar Singh
Title: Managing Member

/s/ Stephen C. Beasley	/s/ Edward W. Moneypenny
Stephen C. Beasley	Edward W. Moneypenny

/s/ Fredric G. Reynolds	/s/ Peter H. Rothschild
Fredric G. Reynolds	Peter H. Rothschild

/s/ Alan J. Weber	/s/ Dan A. Westbrook
Alan J. Weber	Dan A. Westbrook

EXHIBIT A

All data presented in the table and charts in this Exhibit A is as of January 4, 2013.

Source: Bloomberg

A-1

Senior Notes due 2016

  A-2

Senior Notes due 2018

A-3

Senior Notes due 2020

A-4

Senior Notes due 2021

A-5

Senior Notes due 2022

A-6

Senior Notes due 2023

A-7

EXHIBIT B

B-1

EXHIBIT C

Source: Bloomberg, January 4, 2013

C-1

EXHIBIT D

Source: SandRidge press releases

D-1

EXHIBIT E

Source:  Bloomberg, January 4, 2013

E-1

EXHIBIT F

[See attached]

F-1

EXHIBIT G

G-1

EXHIBIT H

H-1